William A. Newman	Direct: 212.548.2160
wanewman@mcguirewoods.com	Direct Fax: 212.548.2170

December 6, 2006

Perry Hindin, Esq.
Special Counsel
Division of Corporation Finance
Security and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

VIA FACSIMILE 202-772-9210

Re:          Diomed Holdings, Inc.
Registration Statements on Form SB-2
Filed 11/13/06 (SEC File No. 333-138587)

Dear Mr. Hindin:

On behalf of our client, Diomed Holdings, Inc. (the “Company”), this letter constitutes the Company’s response to your letter dated November 29, 2006 (the “Comment Letter”) setting forth the Staff’s comments to the Registration Statement referenced above. Please note that all factual information with respect to the Company included in this letter was provided to us by the Company. For ease of reference, we have restated the Staff’s comment in italicized text and provided our responses below.

General

1.
Given the nature and size of the transactions being registered please advise the staff of the company’s basis for determining that the transactions are appropriately characterized as transactions that are eligible to be made on a shelf basis under Rule 415(a)(1)(i). In your response, please also address the fact that you have previously registered for resale in your registration statement on Form SB-2 (File No. 333-129584) shares of your common stock underlying convertible securities held by many of the same parties that are selling stockholders in the current registration statement.

Perry Hindin, Esq.
December 6, 2006

Background

By way of background, the Company is an operating company in the medical device field which has been engaged in its current business and listed with the AMEX since February 2002. The Company’s sales revenue for the nine months ended September 30, 2006 were approximately $16 million. As with many developing companies, the Company is operating at a loss and has required investment capital to promote its business plan and fund its operations. The Company has also incurred substantial litigation expenses in connection with asserting its intellectual property rights in patent infringement litigation the Company initiated in 2004 (as to which a trial will be scheduled at a hearing to be held on December 8, 2006), putting a further strain on the Company’s finances and limiting the Company’s ability to self-finance through sales, thereby increasing the need to obtain investment capital. During the second quarter of 2006, the Company determined that it required additional investment capital. In the ensuing months, among other things, the Company negotiated the terms of a $10 million private placement financing with new investors, administered its obligations under the terms of outstanding securities, obtained stockholder approval of the financing, completed the financing and filed the Registration Statement.

As indicated in Comment No. 1, the Registration Statement relates to securities issued by the Company in connection with several financing transactions, including transactions for which shares were previously registered. Specifically, the Registration Statement relates to securities that the Company issued in three distinct financing transactions, one completed on October 25, 2004 (the “2004 Financing”), one completed on September 30, 2005 (the “2005 Financing”) and one completed on September 29, 2006 (the “2006 Financing”). The shares of common stock sought to be registered pursuant to the Registration Statement consist of:

(i) 8,704,348 shares issuable upon conversion of preferred stock issued in consideration for an aggregate $10,010,000 cash investment paid to the Company pursuant to the 2006 Financing;

(ii) 370,000 shares underlying warrants issued as partial compensation to designees of the Company’s placement agent for services rendered in connection with the 2006 Financing;

(iii) 8,649,999 shares issuable upon conversion of preferred stock that the Company issued in exchange for all outstanding shares of a prior series of preferred stock issued in consideration for an aggregate $9,937,500 cash investment (giving effect to 25,000 shares of preferred stock previously converted into common stock) paid to the Company pursuant to the 2005 Financing;

(iv) 488,528 additional shares issuable upon exercise of warrants issued in the 2005 Financing, as adjusted per the antidilution provisions of those warrants; and

Perry Hindin, Esq.
December 6, 2006

(v) 1,606,865 additional shares issuable upon conversion of convertible debentures issued in the 2004 Financing, as adjusted per the antidilution provisions of those debentures.

The Registration Statement

The Company elected to include in the Registration Statement the additional shares issued in connection with the 2005 Financing and the 2004 Financing rather than to amend the currently-effective registration statements (File No. 333-129584 in connection with the 2005 Financing and File No. 333-120764 in connection with the 2004 Financing) or to consider the prospectus in the Registration Statement as a joint prospectus updating and replacing the registration statements in connection with the 2005 Financing and the 2004 Financing, since, among other things, there are additional shares of common stock registered under those registration statements with respect to securities that were not affected by the 2006 Financing.

Commonality of Selling Stockholders with Those Whose Shares Were Previously Registered

That the Registration Statement includes shares issuable in respect of securities issued in the 2005 Financing and the 2004 Financing is precisely the reason why many of the selling stockholders in these transactions also appear as selling stockholders in the Registration Statement. In fact, only three of the selling stockholders who participated as investors in the 2004 Financing or the 2005 Financing also participated as investors in the 2006 Financing. These three selling stockholders, which are affiliates of each other, are ProMed Partners, L.P., ProMed Offshore Fund, Ltd., ProMed Offshore Fund II, L.P., who collectively invested $1,506,500 in the 2006 Financing.

Basis for Issuance of Shares Sought to Be Registered

The majority of the shares sought to be registered in the Registration Statement became issuable as a result of the Company’s contractual commitments under the 2005 Financing and the 2004 Financing. Only the common shares underlying the preferred stock sold for cash in the 2006 Financing were issued by the Company at its election. Once the Company determined to satisfy its capital needs by issuing the preferred stock in the 2006 Financing, the Company had no control over whether investors in the 2005 Financing would elect to exercise their exchange rights with respect to the preferred stock issued in the 2005 Financing or the antidilution provisions of the warrants issued in the 2005 Financing. Similarly, convertible debentures issued in the 2004 Financing automatically increased the amount of shares issuable upon exercise or conversion, as the case may be, of those securities. The Company fully disclosed the terms of the 2005 Financing and the 2004 Financing, including the exchange rights and the antidilution provisions, prior to the registration of the underlying shares.

Those shares of common stock sought to be registered under the Registration Statement relating to the preferred stock issued in the 2005 Financing are issuable upon the conversion of the preferred stock that was issued on September 29, 2006 to the former holders of the Company’s preferred stock issued in the 2005 Financing. All of these holders exercised their rights to surrender their shares of preferred stock issued in the 2005 Financing for shares issued in the 2006 Financing. This exchange right was granted to these holders under the purchase agreement governing the 2005 Financing, and the Company did not have discretion in determining whether or not it would exchange the shares. Those shares sought to be registered under the Registration Statement relating to the warrants issued in the 2005 Financing and the convertible debentures issued in the 2004 Financing constitute the increased number of shares of common stock that automatically became issuable upon exercise of the warrants or conversion of the debentures as the result of the implementation of the antidilution provisions of the warrants and debentures which was triggered by the 2006 Financing. Again, the Company did not have discretion in determining whether or not to increase the number of underlying shares.

Additionally, the Company fully disclosed the terms of the 2006 Financing prior to its consummation, and in fact obtained prior stockholder approval at a special meeting of stockholders called for that purpose, under the Company’s proxy statement on Schedule DEF 14A filed with the Commission on August 25, 2006. The proxy statement disclosed that completion of the 2006 Financing would result in the approximately 8.7 million shares issuable underlying preferred stock sold for new money invested, the approximately 8.7 million shares issuable underlying preferred stock issued in exchange for the shares issued in the 2005 Financing, the 370,000 shares underlying the placement agent warrants, and the increased number of shares underlying the warrants issued in the 2005 Financing and the convertible debentures issued in the 2004 Financing pursuant to the antidilution provisions of those securities (as well as a de minimis number of additional shares underyling warrants issued in a prior financing transaction as a result of the antidilution provisions of those warrants).

Perry Hindin, Esq.
December 6, 2006

Amount of Shares Being Registered Pursuant to Rule 415(a)(1)(i)

To the extent that the amount of shares covered by the Registration Statement is relevant to the Commission’s assessment of the availability of Rule 415(a)(1)(i), only those shares issued for the new cash investment in the 2006 Financing should be considered. The shares issuable upon conversion of the preferred stock issued for the new investment in the 2006 Financing represent approximately 30.9% of the Company’s capital stock on a basic basis, or approximately 17.9% of the Company’s capital stock on a fully diluted basis. Attached as Exhibit A to this letter is a chart setting forth the Company’s outstanding shares, on a basic and a fully-diluted basis, before and after the 2006 Financing was completed.

Not only is it logical to include only those shares issuable as a result of the new cash investment for purposes of determining the amount of shares to be registered under Rule 415(a)(1)(i), Rule 415 specifically contemplates that those shares issuable for other purposes are registrable under separate, alternate subsections of Rule 415. The shares sought to be registered with respect to the preferred stock issued upon exchange of the preferred stock originally issued in the 2005 Financing are registrable pursuant to Rule 415(a)(1)(iii), which covers “securities to be issued upon the exercise of outstanding options, warrants or rights.” As noted above, the holders of the preferred stock originally issued in the 2005 Financing exercised their right under the terms of the 2005 Financing to exchange these shares for a corresponding new number of shares of the new series of preferred stock issued in the 2006 Financing. The shares sought to be registered with respect to the warrants issued in the 2005 Financing are also plainly within the scope of Rule 415(a)(1)(iii). Further, the shares sought to be registered with respect to the convertible debentures are registrable pursuant to Rule 415(a)(1)(iv), which covers “securities which are to be issued upon conversion of other outstanding securities.”

Applicability of Rule 415(a)(1)(i)

Even assuming, arguendo, that Rule 415(a)(1)(i) applies to all of the shares sought to be registered in the Registration Statement, all of these shares in fact qualify under that rule. Rule 415(a)(1)(i) covers “securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant” or a subsidiary or parent of the registrant. The Company filed the Registration Statement solely on behalf of selling stockholders and none of the selling stockholders is acting on behalf of the Company. Therefore, the Company is entitled to rely on Rule 415(a)(1)(i) for all of the shares sought to be registered under the Registration Statement and is eligible to use Form SB-2 for purposes of the registration of all of those shares.

Perry Hindin, Esq.
December 6, 2006

Each of the selling stockholders is acting on its own behalf and not on behalf of the Company. The Company did not direct (and had no ability to direct) any selling stockholder to take any particular action with respect to the acquisition of the overlying securities or the disposition of the underlying common shares. To the contrary, those shares underlying the preferred stock sold for new investment in the 2006 Financing were issued because the selling stockholders who purchased the shares elected to participate in the transaction. Similarly, those shares underlying the preferred stock issued in the 2006 Financing upon exchange of then-outstanding preferred stock were issued because the selling stockholders who acquired these shares elected to exercise their rights of exchange under the terms of the 2005 Financing. Further, the incremental amount of common stock issuable upon exercise of warrants and/or conversion of convertible debentures resulted from the antidilution adjustments automatically triggered by the 2006 Financing and not from any other affirmative act by the Company (or the selling stockholders holding these overlying securities).

Moreover, each of the selling stockholders bears the full economic and market risk relating to its investment for the period from the date of its respective purchase commitment for the overlying shares until the date that the Registration Statement is ultimately declared effective and the shares sold thereunder (or under an applicable exemption from registration). The Company has no ability to influence the investment decisions of the selling stockholders regarding the common stock sought to be registered, either with respect to timing, price, manner of sale or otherwise.

In brief, the shares to be registered under the Registration Statement will be sold by the selling stockholders and not by the Company and none of the selling stockholders is acting on behalf of the Company. Therefore, all of the shares sought to be registered qualify for registration on a shelf basis at the market under Rule 415(a)(1)(i).

Analysis under Rule 415(a)(1)(i) as Traditionally Applied

The Company’s position is further supported by the traditional application of Rule 415(a)(1)(i). Item 29 under Section D of the Manual of Publicly Available Telephone Interpretations, dated July 1997, compiled by the Office of Chief Counsel, Division of Corporation Finance, sets forth a number of factors for determining the availability of Rule 415(a)(1)(i). As discussed below, each of these factors vitiates towards applicability of Rule 415(a)(1)(i) for all of the shares sought to be registered pursuant to the Registration Statement.

1.  How long have the selling stockholders held the securities?

Perry Hindin, Esq.
December 6, 2006

As detailed above, the securities overlying the common stock included for registration on the Registration Statement were acquired pursuant to three distinct financing transactions, the 2006 Financing, the 2005 Financing and the 2004 Financing. Only those selling stockholders who invested in the 2006 Financing (not including the three “Promed” entities identified above) or received placement agent warrants have owned the Company’s overlying securities for a relatively brief period (since September 29, 2006). Those selling stockholders who acquired preferred stock issued in the 2006 Financing upon exchange for the preferred stock originally issued in the 2005 Financing have, tacking back to the exchanged shares, held their shares since September 30, 2005. Those selling stockholders who hold warrants issued in the 2005 Financing have also held these overlying securities since September 30, 2005. Those selling stockholders who hold convertible debentures issued in the 2004 Financing have held these debentures since October 25, 2004. Given the length of time that these selling stockholders have already held the overlying securities (in many cases in excess of the minimum holding period under Rule 144) strongly corroborates the selling stockholders’ representions that they acquired the Company’s securities for investment purposes and not with the intention of effecting a distribution of the underlying common shares.

2.  What were the circumstances under which the securities were received?

The securities overlying the common stock included for registration on the Registration Statement were, in each instance, issued in reliance upon an exemption from registration set forth in Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 of Regulation D promulgated under that Act. Under the terms of the Company’s various agreements with the selling stockholders pursuant to which the overlying securities were issued, each selling stockholder represented to the Company, among other things, that it purchased the securities for its own account and not with a view to or for distribution and that it was purchasing the securities in the ordinary course of its business.

When the overlying securities were issued, and continuing to this day, there is no indication that any of the selling stockholders acquired the overlying securities with the intent of making a distribution of the underlying securities. Rather, it is clear that the selling stockholders acquired the securities for investment purposes and not with a view towards distribution. Regulation M defines a “distribution” as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the Company’s knowledge, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer or other person with respect to the sale of the shares sought to be registered under the Registration Statement. In fact, the length of time that the selling stockholders have held the overlying securities, at least with respect to those shares being registered with respect to the 2005 Financing and the 2004 Financing, were held for at a considerable length of time without further distribution of the underlying shares into the market.

3. What is the relationship between the Company and the selling stockholders?

None of the selling stockholders are, as of the date hereof or was, as of the date the Registration Statement was filed, “a subsidiary of the registrant or a person of which the registrant is a subsidiary” nor were they affiliates of the Company.

The selling stockholders are not affiliates of the Company for a variety of reasons. With the exception of two related investors in the 2006 Financing, New England Partners Capital L.P. and Nexus Medical Partners II S.C.A. SICAR (as to which a principal, Edwin Snape, is a director of the Company, as described in the Registration Statement and the Company’s proxy statement pursuant to which prior stockholder approval of the 2006 Financing was solicited and obtained), none of the selling stockholders have any ability to directly or indirectly control the actions of the Company either by contract of management or exercise of voting rights. Furthermore, these selling stockholders do not have greater access than any other stockholder of the Company to information about the Company, its operations or its financial results. While the holders of preferred stock have the right to appoint an observer to the Company’s board of directors, no observer has been appointed to date and none of the selling stockholders holding preferred stock has ever expressed to the Company an interest in appointing one. Even if a board observer were appointed, the observer would, under the terms of the preferred stock, be unable to participate in decisions or, in fact, become privy material nonpublic information by way of participating in board meetings. In fact, those selling stockholders who are holders of preferred stock arguably have less access to information regarding the Company because the terms of the 2006 Financing include a prohibition on the Company’s providing the selling stockholders with any material non-public information.

The determination as to whether a particular shareholder is an affiliate requires a factual determination based on a consideration of all relevant facts and circumstances. Practitioners believe, and the Commission has previously indicated, that a person who does not beneficially own more than 10% of an issuer’s voting securities is not an affiliate of such issuer. For example, Rule 10A-3(e)(1)(ii)(A) of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”) states that “[a] person will be deemed not to be in control of a specified person for purposes of this section if the person:

A. Is not the beneficial owner, directly or indirectly, of more than 10% of any class of voting equity securities of the specified person; and

B. Is not an executive officer of the specified person.”

Rule 10A-3(e)(1)(ii)(B) further provides that the definition set forth above “only creates a safe harbor position that a person does not control a specified person. The existence of the safe harbor does not create a presumption in any way that a person exceeding the ownership requirement in paragraph (e)(1)(ii)(A)(1) of this section controls or is otherwise an affiliate of a specified person.” Thus, a shareholder may beneficially own more than 10% of any class of securities and still not be an affiliate.

Perry Hindin, Esq.
December 6, 2006

Whether a shareholder beneficially owns a security is determined by Rule 13d-3(a) of the Exchange Act. Rule 13d-3(a) provides that a beneficial owner includes: “any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares:

A. Voting power which includes the power to vote, or to direct the voting of, such security; and/or,

B. Investment power which includes the power to dispose, or to direct the disposition of, such security.”

Lastly, Rule 13d-3(a) provides that a “person shall be deemed to be the beneficial owner of a security… if that person has the right to acquire beneficial ownership of such security, as defined in Rule 13d-3(a)…within sixty days, including but not limited to any right to acquire…through the conversion of a security ….”

The terms of the preferred stock and warrants overlying the shares of common stock sought to be registered under the Registration Statement prohibit the conversion and/or exercise of such securities to the extent that the conversion and/or exercise of such securities would result in a selling stockholder, together with its affiliates, beneficially owning in excess of 4.99% (or, in the case of Promed Partners, L.P. and three of its affiliates, 9.9%) of the Company’s outstanding shares of common stock. Each of the selling stockholders may, upon 61 days’ prior written notice to the Company, waive the applicable limitation, deferring for at least 61 days the time when a selling stockholder could acquire underlying securities in a sufficient amount to exceed the 10% threshold. This waiver is designed to assure that none of the selling stockholders holding preferred stock or investor warrants will be deemed the beneficial owner of all underlying shares because the sixty-one day waiting period before the waiver become effective denies the selling stockholder the ability to have beneficial ownership within 60 days. A further measure to prevent the selling stockholders from exceeding the applicable limitation on ownership is the provision in the terms of the preferred stock that requires the issuance of a warrant to purchase common stock at par in lieu of common shares upon conversion or exercise of the overlying securities in the event a selling stockholder wishes to acquire common shares in excess of the amount permitted by the applicable limitation on ownership.

As a result of this valid and effective limitation on ownership, the selling stockholders are contractually prohibited from owning, at any one time, more than 9.99% of the Company’s common stock. The Commission has previously upheld the position that contractual restrictions preventing shareholders from owning more than 4.99% of an issuer’s common stock also prevents such shareholders from being considered beneficial owners of more than the contractual cap on beneficial ownership in the Commission’s Amicus Brief filed with the United States Court of Appeals, Second Circuit, regarding Levy v. Southbrook International Investments, Ltd., 263 F.3d 10 (2nd Cir. 2001). According to the foregoing, including the Commission’s own interpretation that a contractual conversion cap is sufficient to limit beneficial ownership, none of the selling stockholders are affiliates of the Company.

Perry Hindin, Esq.
December 6, 2006

4. What is the amount of shares involved?

Pursuant to its obligations to the investors in the 2006 Financing, 2005 Financing and 2004 Financing, the Company intends to register 24,774,675 shares of common stuck pursuant to the Registration Statement. This includes shares issuable under three different financings which occurred over the course of three years, with only approximately 31% of the Company’s capital (or, approximately 18% on a fully diluted basis) represented by new investment in the 2006 Financing, and in addition, reflects 125% of the amount of common shares currently underlying the overlying securities in order to provide an allowance for additional shares which the Company may be required to issue under antidilution and other terms of the overlying securities. None of the selling stockholders individually (including in the case of any those selling stockholders who are affiliates of each other but without duplication) beneficially owns, in excess of 10% of the Company’s common stock (on a fully diluted basis and without giving effect to the limitations on ownership described above).

5. Are the sellers in the business of underwriting securities?

Based on representations made to the Company by each of the selling stockholders, none of the selling stockholders are in the business of underwriting securities. Each of the selling stockholders advised the Company that it acquired the Company’s securities for its own account, not with a view to or for distribution and in the ordinary course of their business and to the Company’s knowledge, none of the selling stockholders have any agreement or understanding with any person to distribute any of the securities sought to be registered on the Registration Statement. As noted above, the length of time that investors in the Company’s private placement financings supports the selling stockholders’ representations as to their investment purposes.

6. Are the sellers acting as a conduit for the issuer?

The selling stockholders are not acting as a conduit for the Company. The Company entered into three distinct, valid private placements pursuant to Section 4(2) of the Securities Act, as amended. The Company negotiated the terms of these transactions on an arms-length basis. This holds for the two selling stockholders who are affiliates of one of the Company’s directors because, as previously disclosed by the Company in both its proxy statement of the special meeting pursuant to which the stockholders approved the 2006 Financing and in the Registration Statement, that director recused himself from the Company’s consideration of the 2006 Financing once he determined that his affiliated entities might be interested in making a cash investment in the 2006 Financing). . As mentioned above, none of the selling stockholders were or are affiliates of the Company Furthermore, as noted above, none of the selling stockholders are in the business of underwriting securities.

Conclusion

On the basis of the foregoing, Rule 415, and in particular Rule 415(a)(1)(i), applies to all shares of common stock sought to be registered under the Registration Statement and a resale registration statement on Form SB-2 is the appropriate manner in which these shares should be registered. To conclude otherwise would not only contradict the literal and well-settled interpretations of Rule 415 as applied to the facts and circumstances surrounding the Company’s financing activities and the nature of the selling stockholders, it would also effectively preclude the Company from satisfying its contractual obligations and would have significant, negative implications on the ability of the Company to pursue its business plan and enhance shareholder value.

Security Ownership of Certain Beneficial Owners and Management, page 70

2.	Please identify the natural persons who beneficially own the shares held by each of the entities named in your principal stockholders table.

While the Commission is reviewing the Company’s response to Comment No. 1, above, the Company will prepare an amendment to the Registration Statement (the “Amendment”) which will include the identity of the natural persons who beneficially own the shares held by each of the entities named in the principal stockholders table.

Information Regarding the Selling Stockholders, page 74

3.
We note your disclosure in footnotes 1 and 2. Please revise your disclosure in the table of selling stockholders to reflect the “beneficial ownership” of the selling stockholders as that term is defined by Securities Exchange Act Rule 13d-3. If you desire to make additional or clarifying disclosure regarding the ownership of your securities by the selling stockholders, please include such disclosure in the footnotes to your table.

The Amendment will reflect the “beneficial ownership” of the selling stockholders as that term is defined by Securities Exchange Act Rule 13d-3. Appropriate clarifications will be included in footnote disclosure.

Perry Hindin, Esq.
December 6, 2006

4.	Please identify the natural person(s) with voting or investment power over the shares held by each selling stockholder.

The Amendment will identify the natural person(s) with voting or investment power over the shares held by each selling stockholder

5.
Please tell us whether any selling stockholder is a broker-dealer or an affiliate of a broker-dealer. If a selling stockholder is a broker-dealer, it must be identified as an underwriter with respect to the shares that it is offering for resale unless those shares were received as compensation for underwriting activities.

To the Company’s knowledge, none of the selling stockholders is a broker-dealer, although certain of the selling stockholders are affiliates of a broker-dealer. [The Amendment will identify those selling stockholders who are affiliates of a broker-dealer and the name of the affiliated broker-dealer.]

* * *

Perry Hindin, Esq.
December 6, 2006

I trust that the above information is helpful and fully responds to the Comment Letter. Should there be any questions, please do not hesitate to contact the undersigned (direct telephone no. 212-548-2160) or, in my absence, you may speak with my colleague, Patrick Zabatta (direct telephone 212-548-2164).

Yours truly,

/s/ William A. Newman

William A. Newman

cc: Tim Buchmiller, Esq.
       James A. Wylie

Perry Hindin, Esq.
December 6, 2006

EXHIBIT A TO DIOMED SEC RESPONSE LETTER

Description of Common Shares	Shares Outstanding before 2006 Financing	Percent of Outstanding Shares before 2006 Financing (Basic)[1]	Percent of Outstanding Shares before 2006 Financing (Fully Diluted)[2]	Shares Outstanding after 2006 Financing	Percent of Outstanding Shares after 2006 Financing (Basic)	Percent of Outstanding Shares after 2006 Financing (Fully Diluted)
Common shares issued and outstanding	19,448,728	100%	59.5%	19,448,728	100%	40.1%
Shares to be issued on conversion of debentures issued in 2004 Financing	1,620,961	7.7%	5.0%	3,227,826	14.2%	6.7%
Shares to be issued on exchange of preferred stock issued in exchange for preferred stock originally issued in 2005 Financing	3,975,000	17.0%	12.2%	8,649,999	30.8%	17.8%
Shares to be issued on exchange of preferred stock issued for cash in 2006 Financing	—	—	—	8,704,348	30.9%	17.9%
Shares to be issued on exercise of stock options and non-investor warrants	3,023,787	13.5%	9.3%	3,393,787	14.9%	7.0%
Shares to be issued on exercise of investor warrants	4,596,776	19.1%	14.1%	5,085,304	20.7%	10.5%
	32,665,252			48,509,992

___________
1 For purposes of this chart, “basic” refers to the number of common shares issued and outstanding plus the common shares underlying the particular security indicated in the relevant row.
2 For purposes of this chart, “fully dilulted” refers to the number of common shares issued and outstanding plus all common shares underlying all derivative securities included in the chart